UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Fortinet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per shares

(Title of Class of Securities)

34959E109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34959E109	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ken Xie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,379,672(1)
	6	SHARED VOTING POWER 12,284,656(2)
	7	SOLE DISPOSITIVE POWER 66,379,672(1)
	8	SHARED DISPOSITIVE POWER 12,284,656(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,664,328(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%(4)
12	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 48,420,692 shares of Common Stock held by the Reporting Person; (ii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person is the settlor and trustee; (iii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person is the trustee, (iv) 2,903,745 shares subject to options that are exercisable within 60 days of December 31, 2023, all of which are vested; and (v) 55,235 shares issuable upon the settlement of restricted stock units (“RSUs”) that will vest within 60 days of December 31, 2023.

(2)

Includes 12,284,656 shares of Common Stock held by The Xie Foundation (the “Foundation”), a non-profit entity for which the Reporting Person serves as co-president and a director. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares of Common Stock held by the Foundation.

(3)

Includes (i) 48,420,692 shares of Common Stock held by the Reporting Person; (ii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person is the settlor and trustee, (iii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person serves as trustee, (iv) 12,284,656 shares of Common Stock held by the Foundation; (v) 2,903,745 shares subject to options that are exercisable within 60 days of December 31, 2023, all of which are vested; and (vi) 55,235 shares issuable upon the settlement of RSUs that will vest within 60 days of December 31, 2023. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares of Common Stock held by the Foundation.

(4)	Based on 761,015,835 shares of the Issuer’s Common Stock outstanding as of December 31, 2023.

CUSIP No. 34959E109	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Fortinet, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

909 Kifer Road
Sunnyvale, CA 94086

Item 2(a)	Name of Person Filing:

Ken Xie

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Fortinet, Inc.
909 Kifer Road
Sunnyvale, CA 94086

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

34959E109

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

78,664,328(3)

(b)	Percent of Class:

10.3%(4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

66,379,672(1)

(ii)	Shared power to vote or direct the vote:

12,284,656(2)

(iii)	Sole power to dispose or to direct the disposition of:

66,379,672(1)

(iv)	Shared power to dispose or to direct the disposition of:

12,284,656(2)

CUSIP No. 34959E109	13G	Page 4 of 5 Pages

(1)

Includes (i) 48,420,692 shares of Common Stock held by the Reporting Person; (ii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person is the settlor and trustee; (iii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person is the trustee, (iv) 2,903,745 shares subject to options that are exercisable within 60 days of December 31, 2023, all of which are vested; and (v) 55,235 shares issuable upon the settlement of restricted stock units (“RSUs”) that will vest within 60 days of December 31, 2023.

(2)	Includes 12,284,656 shares of Common Stock held by The Xie Foundation (the “Foundation”), a non-profit entity for which the Reporting Person serves as co-president and a director. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares of Common Stock held by the Foundation.

(3)

Includes (i) 48,420,692 shares of Common Stock held by the Reporting Person; (ii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person is the settlor and trustee, (iii) 7,500,000 shares of Common Stock held by a grantor retained annuity trust for which the Reporting Person serves as trustee, (iv) 12,284,656 shares of Common Stock held by the Foundation; (v) 2,903,745 shares subject to options that are exercisable within 60 days of December 31, 2023, all of which are vested; and (vi) 55,235 shares issuable upon the settlement of RSUs that will vest within 60 days of December 31, 2023. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares of Common Stock held by the Foundation.

(4)	Based on 761,015,835 shares of the Issuer’s Common Stock outstanding as of December 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 34959E109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

	By:	/s/ Ken Xie
	Name:	Ken Xie